Wefunder Revenue Share Calculator -- Inputs and Outputs

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WEFUNDER

Note: future projections are not guaranteed.

Please enter inputs in the orange cells

Company name	**Leavenworth Ice Rink**
Total target loan amount	**$500,000**
Multiple for investors	**2.00 [1]**
% of revenues	**10% [2]**
Early Bird terms?	**No [3]**
Year of disbursal	**2025**
Quarter of disbursal	**Q4**
Grace period quarters	**0**

Quarter repaid	Q4, 2028
Years to repay	5.00
Total "Interest"	100%
"Interest" per year	20%

Non Early Bird loan amount	$500,000
Non Early Bird repayment amount	$1,000,000
Early Bird loan amount	$0
Early Bird repayment amount	$0
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$500,000
Total repayment amount	$1,000,000

Quarter	Year	Revenue	*Total* Loan repayments	*Total* Cumulative repayments	*Total* Outstanding loan amount
Q4, 2025	2025	**$1,979,484**	$0	$0	$1,000,000
Q1, 2026	2026	**$982,337**	$98,234	$98,234	$901,766
Q2, 2026	2026	**$0**	$0	$98,234	$901,766
Q3, 2026	2026	**$0**	$0	$98,234	$901,766
Q4, 2026	2026	**$2,136,038**	$213,604	$311,838	$688,163
Q1, 2027	2027	**$1,513,946**	$151,395	$463,232	$536,768
Q2, 2027	2027	**$0**	$0	$463,232	$536,768
Q3, 2027	2027	**$0**	$0	$463,232	$536,768
Q4, 2027	2027	**$2,349,642**	$234,964	$698,196	$301,804
Q1, 2028	2028	**$1,665,341**	$166,534	$864,730	$135,270
Q2, 2028	2028	**$0**	$0	$864,730	$135,270
Q3, 2028	2028	**$0**	$0	$864,730	$135,270
Q4, 2028	2028	**$2,584,606**	$135,270	$1,000,000	$0

Year	Revenue	*Total* Loan repayments	*Total* Cumulative repayments	*Total* Outstanding loan amount
2025	$1,979,484	$0	$0	$1,000,000
2026	$3,118,375	$311,838	$311,838	$688,163
2027	$3,863,588	$386,359	$698,196	$301,804
2028	$4,249,947	$301,804	$1,000,000	$0